SEC 04002347 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bill Few Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Perry Highway
(No. and Street)

Pittsburgh, Pennsylvania 15229
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. Jones 412/801-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 Pittsburgh, PA 15237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John E. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bill Few Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Operating Officer
Title

Notary Public

Notarial Seal
Barbara K. Denti, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Sept. 16, 2006
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~xxxxxxxxxxxxxxxxxxxxx~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of
Bill Few Financial Group, Inc.)
FINANCIAL STATEMENTS

DECEMBER 31, 2003

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTENTS

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Bill Few Securities, Inc.** (the Company), a wholly owned subsidiary of Bill Few Financial Group, Inc., as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Bill Few Securities, Inc.** at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements. The accompanying supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally, Lally & Co. LLC

February 3, 2004

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		
Cash and Cash Equivalents	$	276,836
Receivable from Related Parties		218,234
Deposit with Clearing Organization		100,000
Other Assets		5,181
Total Assets	$	600,251
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable	$	8,677
Accrued Expenses and Other Liabilities		18,935
Payable to Clearing Organization		7,750
Payable to Related Parties		33,394
Total Liabilities		68,756
Stockholder's Equity		
Common Stock - $.10 Par Value; 1 Million Shares Authorized; 477,500 Shares Issued and Outstanding		47,750
Additional Paid-in Capital		53,296
Retained Earnings		430,449
Total Stockholder's Equity		531,495
Total Liabilities and Stockholder's Equity	$	600,251

The accompanying notes are an integral part of these financial statements.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions and Fees	$ 2,254,021
Other Income	37,576
Interest Income	5,719
Total Revenues	2,297,316
EXPENSES	
Payouts to Related Parties	1,129,706
Clearing Charges	603,408
Employee Compensation and Benefits	175,856
Management Fees	79,000
Other Operating Expenses	29,984
Communications	10,506
Taxes	3,606
Interest Expense	1,387
Total Expenses	2,033,453
Net Income	$ 263,863

The accompanying notes are an integral part of these financial statements.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Shares Issued and Outstanding	Authorized Shares $1 Million Par Value $.10 Per Share	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance – January 1, 2003	477,500	$ 47,750	$ 53,296	$ 166,586	$ 267,632
Net Income	0	0	0	263,863	263,863
Balance – December 31, 2003	477,500	$ 47,750	$ 53,296	$ 430,449	$ 531,495

The accompanying notes are an integral part of these financial statements.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net Income	$	263,863
Changes In		
Securities Owned		30,565
Balances with Related Parties		(135,393)
Other Assets		(5,181)
Accounts Payable		6,520
Accrued Expenses and Other Liabilties		12,276
Net Cash and Cash Equivalents From Operating Activities		172,650
FINANCING ACTIVITIES		
Payable to Clearing Organization		(19,389)
Net Increase in Cash and Cash Equivalents		153,261
Cash and Cash Equivalents - Beginning		123,575
Cash and Cash Equivalents - Ending	$	276,836

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid During the Year for Interest	$	1,387

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Bill Few Securities, Inc. is a wholly owned subsidiary of Bill Few Financial Group, Inc. (the Parent). The Company was incorporated in January 1987 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the National Association of Security Dealers, Inc. The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services. The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Bill Few Securities, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Securities Transactions

The Company is associated with Pershing LLC on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with the related commission revenues and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions (banks and mutual funds) and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker). The accounts maintained at a bank are insured by the Federal Deposit Insurance Corporation up to $100,000. Cash on deposit with a money market mutual fund, having a balance of approximately $222,600 at December 31, 2003, is not insured. The Company has not experienced any losses associated with these balances.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

The accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with these accounts.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. Investments for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in income.

Purchases and sales of securities are recorded on a settlement-date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) of its Parent for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an "S" corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. At December 31, 2003, amounts receivable from and payable to Pershing LLC consisted of the following.

	Receivable	Payable
Deposit with Clearing Organization	$ 100,000	$ 0
Payable to Clearing Organization	0	7,750
	$ 100,000	$ 7,750

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with its Parent, through which the Company obtains various administrative and management services. In addition, the Company provides securities brokerage services to Bill Few Associates, Inc., and Private Wealth Advisors, Inc., companies related by common ownership. The agreement with Bill Few Associates, Inc. is on a month-to-month basis. The agreement with Private Wealth Advisors, Inc. calls for monthly payments of $18,000 in 2004 and $20,000 in 2005.

Under the terms of the above referenced broker-dealer services agreements, the Company is also committed to pay a fee to these related parties for securities transactions clearing through the Company. In 2003, the fee payments to these related parties under the agreements was approximately $1.13 million. These payments are reflected in the accompanying statement of operations under the caption "payouts to related parties."

During 2003, the Company recognized management services expense and brokerage services income with related parties as follows:

	Expense	Income
Parent Company	$ 79,000	$ 0
Commonly Owned Companies	0	432,000
	$ 79,000	$ 432,000

At December 31, 2003, the Company had balances receivable and payable with related parties as follows:

	Receivable	Payable
Parent Company	$ 67,727	$ 0
Commonly Owned Companies	150,507	33,394
	$ 218,234	$ 33,394

During 2003, the Company transferred to the Parent its investment in a life insurance policy having a cash value of approximately $168,200, in partial payment of amounts due to the Parent.

NOTE 5 – PROFIT SHARING AND 401(k) SAVINGS PLAN

The Parent maintains a defined contribution profit sharing plan, which covers all employees of its Parent and related subsidiaries who meet the plan's eligibility requirements, as defined. Contributions to the plan are determined at the discretion of the Board of Directors. Additionally, qualifying employees may participate in a 401(k) savings plan, whereby eligible employees can make contributions pursuant to a salary reduction agreement. The Parent can elect to make a matching contribution of participating employees' deferrals up to six percent (6%) of compensation. No matching contributions were made during 2003. No discretionary profit sharing contribution was made to the plan during 2003.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The National Association of Securities Dealers, Inc. may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2003, the Company's net capital under the uniform net capital rule was approximately $307,500 which exceeded the minimum capital requirements by approximately $257,500. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003, was .2 to 1.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has not experienced nonperformance by customers or counterparties in the situations described in the following:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. All unsettled trades at December 31, 2003 were closed subsequent to December 31, 2003, with no loss to the Company.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2003

NET CAPITAL	
Stockholder's Equity	$ 531,495
Deductions	
Nonallowable Assets:	
Other Assets	223,965
Net Capital	$ 307,530
AGGREGATE INDEBTEDNESS	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 27,612
Payable to Parent	33,394
Aggregate Indebtedness	$ 61,006
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtedness or $50,000)	$ 50,000
Net Capital in Excess of Amount Required	257,530
Net Capital	$ 307,530
Ratio of Aggregate Indebtedness to Net Capital	.20 to 1.0

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2003, as filed by the Company with the National Association of Securities Dealers, Inc. on January 27, 2004.

See independent auditors' report.

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Bill Few Securities, Inc.** (the Company) (a wholly owned subsidiary of Bill Few Financial Group, Inc.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control

and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

Lurey, Lang & Co. LLP

February 3, 2004